UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011

Commission File Number: 000-50571

RESPONSE BIOMEDICAL CORP.
(Translation of registrant's name into English)

1781 - 75th Avenue W.
Vancouver, British Columbia, Canada V6P 6P2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits:

99.1	Cover Letter

99.2	Form 52-109F2 - Certification of Interim Filings dated May 10, 2011 (Corporate Controller)

99.3	Form 52-109F2 - Certification of Interim Filings dated May 10, 2011 (Chief Executive Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Response Biomedical Corp.

(Registrant)

Date:	October 12, 2011	By:	/s/ P. Massitti

		Name:	Patricia Massitti
		Title:	VP Administration and Corporate Communications